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SECURITIES, Wa 08029578

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clary Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2811 S. Loop 289, Suite 7
(No. and Street)

Lubbock (City) TX (State) 79423 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim H. Clary 806 745-5025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gothard, Fred L.
(Name – *if individual, state last, first, middle name*)

P.O. Box 53573 (Address) Lubbock (City) TX (State) 79453 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jim H. Clary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clary Securities, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

NANCY PARKER
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES 7-19-2011

Jim H. Clary
Signature

Managing Partner
Title

Nancy Parker
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARY SECURITIES, L.L.C.

Fred L. Gothard
Certified Public Accountant

Fred L. Gothard Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Members
Clary Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Clary Securities, L.L.C. (the Company), for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA (Formerly NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2008

Clary Securities, L.L.C.

Investment Services
2811 South Loop 289, Suite 7
Lubbock, Texas 79423
(806) 745-5025 (800)231-3233
FAX (806) 748-0887

February 26, 2008

Fred L. Gothard, C.P.A.
P.O. Box 53573
Lubbock, Texas 79453-3573

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Clary Securities, L.L.C. as of December 31, 2007 for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Clary Securities, L.L.C. in conformity with generally accepted accounting principles in the United States of America. We confirm that we are responsible for the fair presentation in the financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 26, 2008 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all:

    a. Financial records and related data.

    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the entity involving-

   a. Management,

   b. Employees who have significant roles in internal control, or

   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.]

11. There are no-

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Unasserted claims or assessments that our lawyer has advised us are probably of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies.

   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the consolidated financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

   a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

   b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with, that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

17. In addition, the Company at December 31, 2007, had-

a. Recorded all securities exchange memberships on the books.

b. Properly recorded all participation in joint accounts carried by others.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by FINRA (Formerly NASD).

19. Note X to the financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

20. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is the least reasonably possibly that the events that could cause the severe impact with occur in the near term.

21. There are no capital withdrawals anticipated within the next six months other than as disclosed in the consolidated financial statements or notes thereto.

22. There are no material weaknesses or inadequacies at December 31, 2007, or during the period January 1, 2007 to February 26, 2008, in internal control and control activities for safeguarding securities, and the practices and procedures followed in-

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

23. Net capital computations, prepared by the Company during the period from January 1, 2007, through February 26, 2008, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

24. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Jim H. Clary, Managing Partner

Clary Securities, L.L.C.
Contents

Fred L. Gothard Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report

Members
Clary Securities, L.L.C.

I have audited the accompanying statement of financial condition of Clary Securities, L.L.C. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Securities, L.L.C. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2008

Clary Securities, L.L.C.

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	62
Deposits with clearing organizations		10,066
Other assets		450
	$	10,578

Liabilities and Members' Capital

Members' Capital:		
Members' Capital (Note 7)		10,578
	$	10,578

The accompanying notes are an integral part of these financial statements.

Clary Securities, L.L.C.

Statement of Income

For the Year Ended December 31, 2007

Revenues	
Commissions (Note 2)	$ 68,930
Interest	436
Other Income	35,000
	104,366
Expenses:	
Employee compensation and benefits	103,830
Floor brokerage, exchange, and clearance fees	6,727
Other expenses	30,104
	140,661
Net Loss	$ (36,295)

The accompanying notes are an integral part of these financial statements.

Clary Securities, L.L.C.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2007

		Members' Capital
Balance, January 1, 2007	**$**	**11,378**
Capital Contributed During 2007		35,495
Net Loss, 2007		(36,295)
Balance, December 31, 2007	**$**	**10,578**

The accompanying notes are an integral part of these financial statements.

Clary Securities, L.L.C.

Statement of Cash Flows for the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (36,295)
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization and depreciation	-
(Increase)/decrease in operating assets	
Deposits with clearing organizations	388
Other Assets	3
Increase/(decrease) in operating liabilities	
Net cash used by operating activities	**(35,904)**
CASH FLOWS FROM INVESTING ACTIVITIES	
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions by members	35,495
Net cash provided by financing activities	**35,495**
Net increase/(decrease) in cash	**(409)**
Cash at beginning of period	**471**
Cash at end of period	**$ 62**

The accompanying notes are in integral part of these financial statements.

Clary Securities, L.L.C.

Notes to Financial Statements

December 31, 2007

1. **Organization and Nature of Business**

Clary Securities, L.L.C. (the company), a limited liability company created under the Texas Liability Company Act, was incorporated on August 3, 1995 and became effective with the FINRA (Formerly NASD) on January 3, 1996. The company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer. The company is a Texas Corporation.

2. **Significant Accounting Policies**

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transactions. If materially different, security transactions, and the related commission income and expenses are recorded on a trade date basis.

3. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2007 and in the procedures followed in making the periodic computation required. At December 31, 2007, the company had net capital of approximately $10,128 and net capital requirements of $5,000.

4. **Possession or Control Requirements**

There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the company does not have any possession or control of customer funds or securities.

5. **Related Party Transactions**

The company has expense agreements with Hardeman Holding, L.L.C. (a related party) and

(Continued)

Clary Asset Management, L.L.C. (a related party). These agreements provide that Hardeman Holding, L.L.C. and Clary Asset Management, L.L.C. will pay all overhead expenses for the company. The company is in no way obligated to repay Hardeman Holding, L.L.C. or Clary Asset Management, L.L.C. for such disbursements; however, the company may repay these disbursements at its sole discretion, provided that the repayment would not result in Clary Securities, L.L.C. net capital requirement falling below 120% of Clary Securities, L.L.C. minimum net capital requirement under the Securities and Exchange Commission Rule 15c3-1.

During the year ending December 31, 2007, $30,104 in reimbursements were made under this agreement by the company.

6. **Federal Income Taxes**

The company has elected to be treated as a "Partnership" under the Internal Revenue Code (the code). Under the code, Partnerships do not incur federal income taxes at the company level and the company's taxable income or loss is passed through to its partners (members).

7. **Members' Capital**

Under the regulations of Clary Securities, L.L.C., individual capital accounts are required to be established and maintained for each member. During the year ending December 31, 2007, the only member was Jim Hardy Clary who has a 100% ownership in the company.

(Concluded)

SUPPLEMENTARY INFORMATION
TO FINANCIAL STATEMENTS

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Fred L. Gothard — *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Members
Clary Securities, L.L.C.

I have audited the accompanying financial statements of Clary Securities, L.L.C. as of and for the year ended December 31, 2007, and have issued my report thereon dated February 26, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2008

Schedule I

Clary Securities, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

As a registered broker/dealer, the corporation is subject to the Uniform Net Capital Rule adopted and administered by the Securities and Exchange Commission. The corporation is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See Notes 3 and 4). Net Capital may fluctuate on a daily basis. The corporation's net capital requirement for the year ended December 31, 2007 was $5,000 and its net capital for the year then ended was $10,128. A computation of net capital for the fiscal year ended December 31, 2007, as required by Rule 17a-5(d)(3), is as follows:

Net Capital Credit Items:	
Members' Capital	$ 10,275
TOTAL NET CAPITAL CREDIT ITEMS	10,275
Net Capital Debit Items:	
Other Assets	147
TOTAL NET CAPITAL DEBIT ITEMS	147
NET CAPITAL	$ 10,128

Schedule II

Clary Securities, L.L.C.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

SUBORDINATED LIABILITIES:

Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/dealers. The corporation has no such liabilities during the fiscal year ended December 31, 2007, accordingly, no schedule of changes is required.

Schedule III

Clary Securities, L.L.C.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

POSSESSION AND CONTROL OF SECURITIES:
The corporation conducts business pursuant to a fully disclosed correspondent agreement with Southwest Securities, Inc., whereby the corporation forwards daily all cash and securities received from or to be delivered to the corporation's customers. Southwest Securities, Inc. maintains the books and records related to the customers' accounts. Consequently, no securities are retained in the possession or control of the corporation. As permitted by Rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the corporation has not presented a computation for determination of reserve requirements pursuant of Rule 15c3-3 and a computation of net capital under Rule 15c3-1 is required.

Schedule IV

Clary Securities, L.L.C.

Reconciliation of Net Capital Under Rule 17a-5(d)(4)
Net Capital Reconciliation
As of December 31, 2007

NET CAPITAL RECONCILIATION:
Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on Page 11 and net capital per the December 31, 2007 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2007 is as follows:

Total Members' Capital Per FOCUS Report	$ 10,275
Increase/(Decrease) Resulting From Audit Adjustments	
Other Assets	303
Total Stockholders' Equity Per Balance Sheet	10,578
Deductions Per FOCUS Report	147
Increase/(Decrease) Resulting From Audit Adjustments	
Other Assets	303
Total Deductions	450
Net Capital	$ 10,128

END